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 FORM 5
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                                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, D.C.  20549

[ ] Check this box if no longer              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    subject to Section 16. Form 4 or
    Form 5 obligations may continue.          Filed pursuant to Section 16(a) of the Securities
    See Instruction 1(b).                         Exchange Act of 1934, Section 17(a) of the
                                                Public Utility Holding Company Act of 1935 or
[ ] Form 3 Holdings Reported                 Section 30(f) of the Investment Company Act of 1940

[ ] Form 4 Transactions Reported

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|1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol  | 6. Relationship of Reporting Person(s)  |
|                                         |                                              |    to Issuer (Check all applicable)     |
|   HONEYCUTT    KENNETH         W.       |    ACUITY BRANDS, INC. (AYI)                 |                                         |
|                                         |                                              |    [ ] Director       [ ] 10% Owner     |
------------------------------------------------------------------------------------------                                         |
|   (Last)      (First)       (Middle)    | 3. I.R.S. Identi-       | 4. Statement for   |    [X] Officer (give  [ ] Other(specify |
|                                         |    fication Number      |    Month/Year      |        title below)       below)        |
|    C/O ACUITY BRANDS, INC.              |    of  Reporting        |                    | Exec. Vice President, Acuity Brands,    |
|    1170 PEACHTREE STREET, NE            |    Person, if an entity |    08/31/02        | Inc.; President and Chief Exec. Officer |
|    SUITE 2400                           |    (Voluntary)          |                    | of Acuity Lighting Group, Inc.          |
------------------------------------------|                         |---------------------------------------------------------------
|              (Street)                   |                         | 5. If Amendment,   | 7.  Individual or Joint/Group Filing    |
|                                         |                         |    Date of Original|    (Check Applicable Line)              |
|   ATLANTA      GEORGIA         30309    |                         |    (Month/Year)    |    [X]Form filed by One Reporting Person|
|                                         |                         |                    |    [ ]Form filed by More than One       |
|                                         |                         |                    |       Reporting Person                  |
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|  (City)        (State)         (Zip)                                                                                             |
|                                          Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned        |
|                                                                                                                                  |
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|1.Title of Security  | 2. Trans-  | 2A.Deemed  | 3. Trans-  |4. Securities Acquired (A)| 5.Amount of   | 6.Ownership | 7. Nature  |
|  (Instr. 3)         |    action  |    Execu-  |    action  |   or Disposed of (D)     |   Securities  |   Form:     |    of      |
|                     |    Date    |    tion    |    Code    |   (Instr. 3, 4 and 5)    |   Benefici-   |   Direct    |    Indirect|
|                     |    (Month/ |    Date,   |   (Instr.8)|                          |   ally Owned  |   (D) or    |    Bene-   |
|                     |    Day/    |    if any  |            |--------------------------|   at end of   |   Indirect  |    ficial  |
|                     |    Year)   |    (Month/ |            |  Amount | (A) or | Price |   Issuer's    |   (I)       |    Owner-  |
|                     |            |    Day/    |            |         | (D)    |       |   Fiscal Year |   (Instr.4) |    ship    |
|                     |            |    Year)   |            |         |        |       |   (Instr.3    |             |   (Instr.4)|
|                     |            |            |            |         |        |       |   4)          |             |            |
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| COMMON STOCK        |            |            |            |         |        |       |   27,579(FN 1)|    D        |            |
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|                     |            |            |            |         |        |       |               |             |            |
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|                     |            |            |            |         |        |       |               |             |            |
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|                     |            |            |            |         |        |       |               |             |            |
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|                     |            |            |            |         |        |       |               |             |            |
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*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not                                          (over)
required to respond unles the form displays a currently valid OMB control number.                                    SEC2270 (9-02)

 FORM 5 (continued)                 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                           (e.g., puts, calls, warrants, options, convertible securities)

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|1. Title of Derivative        | 2.Conver-   |3.Trans- |3A.Deemed  | 4.Trans- | 5. Number of Deriva-   | 6.  Date Exercisable     |
|   Security (Instr. 3)        |   sion or   |  action |   Execu-  |   action |    tive Securities     |     and Expiration       |
|                              |   Exercise  |  Date   |   tion    |   Code   |    Acquired (A) or     |     Date                 |
|                              |   Price of  |  (Month/|   Date,   |   (Instr.|    Disposed of (D)     |     (Month/Day/Year)     |
|                              |   Deriva-   |  Day/   |   if any  |   8)     |    (Instr. 3, 4 and 5) |                          |
|                              |   tive      |  Year)  |   (Month/ |          |                        |                          |
|                              |   Security  |         |   Day/    |---------------------------------------------------------------
|                              |             |         |   Year)   |          |     (A)     |    (D)   |  Date        | Expira-   |
|                              |             |         |           |          |             |          |  Exercisable | tion Date |
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| EMPLOYEE STOCK OPTION        |  $20.72     | 9/19/92 |  9/19/92  |   A      |   3,511(FN2)|          |  Immed.      | 9/18/02   |
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| EMPLOYEE STOCK OPTION        |  $22.42     | 9/21/94 |  9/21/94  |   A      |   7,023(FN3)|          |  Immed.      | 9/20/04   |
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| EMPLOYEE STOCK OPTION        |  $26.27     | 9/20/95 |  9/20/95  |   A      |   7,023(FN3)|          |  Immed.      | 9/19/05   |
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| EMPLOYEE STOCK OPTION        |  $32.46     | 9/17/96 |  9/17/96  |   A      |   2,926(FN4)|          |  Immed.      | 9/16/06   |
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| EMPLOYEE STOCK OPTION        |  $37.85     | 9/23/97 |  9/23/97  |   A      |   4,682(FN5)|          |  Immed.      | 9/22/07   |
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| EMPLOYEE STOCK OPTION        |  $29.95     | 9/22/98 |  9/22/98  |   A      |   5,267(FN6)|          |  (FN6)       | 9/21/08   |
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| EMPLOYEE STOCK OPTION        |  $23.65     | 1/5/00  |  1/5/00   |   A      |   7,023(FN7)|          |  (FN7)       | 1/4/10    |
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| EMPLOYEE STOCK OPTION        |  $16.50     | 10/24/00|  10/24/00 |   A      |  64,850(FN8)|          |  (FN8)       | 10/23/10  |
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| EMPLOYEE STOCK OPTION        |  $13.80     | 12/3/01 |  12/3/01  |   A      | 160,000(FN9)|          |  (FN9)       | 12/2/11   |
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| STOCK UNITS (FN10)           |  1 FOR 1    | 12/31/01|  12/31/01 |   A      |     873(FN11)|         |  (FN11)      | (FN11)    |
|                              |             |TO 8/1/02|TO 8/1/02  |          |             |          |              |           |
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| STOCK UNITS (FN10)           |  1 FOR 1    | 1/1/02  |  1/1/02   |   I      |     272(FN12)|         |  (FN12)      | (FN12)    |
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|7. Title and Amount           |  8. Price of      |   9. Number of     |  10.  Ownership      |  11.  Nature of    |
|   of Underlying              |     Derivative    |      Derivative    |       of             |       Indirect     |
|   Securities                 |     Security      |      Securities    |       Derivative     |       Beneficial   |
|   (Instr. 3 and 4)           |     (Instr. 5)    |      Beneficially  |       Security:      |       Ownership    |
|                              |                   |      Owned at End  |       Direct (D)     |       (Instr. 4)   |
--------------------------------                   |      of Year       |       or Indirect (I)|                    |
|  Title        |  Amount or   |                   |      (Instr. 4)    |       (Instr. 4)     |                    |
|               |  Number of   |                   |                    |                      |                    |
|               |  Shares      |                   |                    |                      |                    |
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| COMMON SHARES |    3,511     |     N/A           |      3,511         |       D              |                    |
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| COMMON SHARES |    7,023     |     N/A           |      7,023         |       D              |                    |
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| COMMON SHARES |    7,023     |     N/A           |      7,023         |       D              |                    |
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| COMMON SHARES |    2,926     |     N/A           |      2,926         |       D              |                    |
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| COMMON SHARES |    4,682     |     N/A           |      4,682         |       D              |                    |
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| COMMON SHARES |    5,267     |     N/A           |      5,267         |       D              |                    |
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| COMMON SHARES |    7,023     |     N/A           |      7,023         |       D              |                    |
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| COMMON SHARES |   64,850     |     N/A           |     64,850         |       D              |                    |
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| COMMON SHARES |  160,000     |     N/A           |    160,000         |       D              |                    |
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| COMMON SHARES |      873     |     N/A           |                    |       D              |                    |
|               |              |                   |                    |                      |                    |
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| COMMON SHARES |      272     |     N/A           |      2,464(FN13)   |       D              |                    |
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Explanation of Responses:

FN 1. Includes 1,380 performance-based, time vesting restricted shares.
FN 2. Represents an employee stock option granted by National Service Industries ("NSI") for 3,000 common shares which was subsequently replaced with an employee stock option for 3,511 common shares of the Issuer pursuant to a formula set forth in the Employee Benefits Agreement between NSI and Issuer in connection with the spin-off of the Issuer from NSI.
      Options relating to 3,511 shares are currently vested.
FN 3. Represents an employee stock option granted by NSI for 6,000 common shares which was subsequently replaced with an employee stock option for 7,023 common shares of the Issuer pursuant to a formula set forth in the Employee
      Benefits Agreement between NSI and Issuer in connection with the spin-off of the Issuer from NSI.  Options relating to 7,023 shares are currently vested.
FN 4. Represents an employee stock option granted by NSI for 2,500 common shares which was subsequently replaced with an employee stock option for 2,926 common shares of the Issuer pursuant to a formula set forth in the Employee
      Benefits Agreement between NSI and Issuer in connection with the spin-off of the Issuer from NSI.  Options relating to 2,926 shares are currently vested.
FN 5. Represents an employee stock option granted by NSI for 4,000 common shares which was subsequently replaced with an employee stock option for 4,682 common shares of the Issuer pursuant to a formula set forth in the Employee
      Benefits Agreement between NSI and Issuer in connection with the spin-off of the Issuer from NSI.  Options relating to 4,682 shares are currently vested.
FN 6. Represents an employee stock option granted by NSI for 4,500 common shares which was subsequently replaced with an employee stock option for 5,267 common shares of the Issuer pursuant to a formula set forth in the Employee
      Benefits Agreement between NSI and Issuer in connection with the spin-off of the Issuer from NSI.  Options relating to 3,950 shares are currently vested and options for an additional 1,317 shares will become exercisable on 9/22/2002.
FN 7. Represents an employee stock option granted by NSI for 6,000 common shares which was subsequently replaced with an employee stock option for 7,023 common shares of the Issuer pursuant to a formula set forth in the Employee
      Benefits Agreement between NSI and Issuer in connection with the spin-off of the Issuer from NSI.  Options relating to 3,511 shares are currently vested and options for an additional 1,756 shares will become exercisable on each of 1/5/2003 and 1/5/2004.
FN 8. Represents an employee stock option granted by NSI for 55,400 common shares which was subsequently replaced with an employee stock option for 64,850 common shares of the Issuer pursuant to a formula set forth in the Employee
      Benefits Agreement between NSI and Issuer in connection with the spin-off of the Issuer from NSI.  Options relating to 16,212 shares are currently vested and options for an additional 16,213 shares will become exercisable on 10/24/2002, 16,212 shares will become exercisable on 10/24/2003 and 16,213 shares will become exercisable on
      10/24/2004.
FN 9. This Option vests annually with 53,334 shares becoming exercisable on 12/3/2002, 53,333 shares becoming exercisable on 12/3/2003 and 53,333 shares becoming exercisable on 12/3/2004.
FN 10.Stock Units held in Acuity Brands Supplemental Deferred Savings Plan that will be paid in cash according to the
      Plan's provisions.
FN 11.During calendar 2001, Mr. Honeycutt elected a deferral resulting in a company contribution of 801 stock units on
      December 31, 2001 at a valuation price of $12.10.  In addition, during the period reported, dividends paid resulted in an increase of 72 stock units at valuation prices ranging from $13.03 to $18.48.
FN 12.At December 31, 2001, Mr. Honeycutt requested a reallocation of his holdings resulting in the disposition of 272 stock units at a valuation price of $12.10.
FN 13.Represents an aggregate balance of Issuer stock units resulting from (a) 1,591 NSI stock units accrued pursuant to the NSI Supplemental Deferred Savings Plan which were subsequently replaced with 1,862 Issuer stock units in connection with the spin-off of the Issuer from NSI, and (b) the transactions reported on this Form 5.

                                                                            /s/ Kenneth W. Honeycutt                 10/14/02
                                                                          -----------------------------------      --------------
                                                                           ** Signature of Reporting Person             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained                                      SEC2270 (9-02)
in this form are not required to respond unless the form displays a currently valid OMB Number.                             Page 2